SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

(Amendment No. 4)

EDCI Holdings, Inc.
(Name of the Issuer)

EDCI Holdings, Inc.
(Names of Person(s) Filing Statement)

Common Stock, $0.02 par value
(Title of Class of Securities)

268315108
(CUSIP Number of Class of Securities)

David P. Hooper, Esq.
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204
(317) 231-7333
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,753,473	$197

*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (a) $3.44, by (b) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $2,753,473, multiplied by 0.0000713.

☒  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$147.16

Form or Registration No.:	Schedule 13E-3, File No. 005-39230

Filing Party:	EDCI Holdings, Inc.

Date Filed:	August 18, 2010

INTRODUCTION

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed by EDCI Holdings, Inc., a Delaware corporation (the “Company”), on August 18, 2010, and amended by Amendment No. 1 filed on September 23, 2010, Amendment No. 2 filed on October 5, 2010, and Amendment No. 3 filed on October 12, 2010, in connection with a transaction to deregister the Company’s shares of common stock, $0.02 par value per share (“Common Stock”), under the federal securities laws.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments to the Company’s certificate of incorporation (the “Amendments”) providing for a 1-for-1,400 reverse stock split (the “Reverse Split”) of the Company’s Common Stock, followed immediately by a 1,400-for-1 forward stock split (the “Forward Split,” and collectively with the Reverse Split, the “Split Transaction”) of the Company’s Common Stock were filed with the Delaware Secretary of State and became effective on November 10, 2010.  The Amendments were approved by the Company’s Board of Directors on July 19, 2010 and by the Company’s stockholders holding the requisite number of shares of Common Stock on November 8, 2010.  Upon the effectiveness of the Reverse Split, stockholders holding fewer than 1,400 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $3.44 per share of Common Stock held by them, on a pre-split basis, without interest.  Stockholders holding 1,400 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and, therefore, continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

The Split Transaction reduced the number of stockholders of record of the Company to less than 300, enabling the Company to terminate its reporting obligations with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.  The Company filed a Form 15 with the SEC on November 15, 2010 to terminate the registration of the Company’s Common Stock and suspend the Company’s reporting obligations under the Exchange Act.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on October 12, 2010, including all appendices thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 3, 2010	EDCI HOLDINGS, INC.

	By:	/s/ Matthew K. Behrent
Matthew K. Behrent Executive Vice President, Corporate Development